                                            Exhibit  99.5
REG TECHNOLOGIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
DATED December 29, 2008

The following discussion of the results of operations of the Company for the quarter ended October 31, 2008, and in comparison to the same period of the prior year, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the periods ended April 30, 2008 and 2007.

Overall Performance
We are engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rand Cam™/RadMax® rotary technology (the "Technology" or the “Rand Cam™/RadMax® Engine”), used in the design of lightweight and high efficiency engines, compressors and pumps. Since no marketable product has yet been developed, we have not received any revenues from operations.

As at October 31, 2008, the Company has working capital of $307,610 as compared to a working capital deficit of $72,135 as at October 31, 2007. For the six months ended October 31, 2008, the Company realized a net loss of $325,245 or $0.01 per share, as compared to net loss of $394,212 or $0.02 per share for the six months ended October 31, 2007.

Selected Annual Information

The following information is derived from our financial statements for each of the three most recently completed financial years:

	April 30, 2008	April 30, 2007 (restated)	April 30, 2006
Net sales or total revenues	$nil	$nil	$nil
Net loss - per share undiluted - per share diluted	(480,145)	(641,453)	(1,033,398)
	(0.02)	(0.03)	(0.04)
	(0.02)	(0.03)	(0. 04)

Total assets	151,296	424,876	500,056
Total long-term financial liabilities	$ nil	$ nil	$nil
Cash dividends declared per share	$ nil	$ nil	$nil

 Results of Operations

The following discussion should be read in conjunction with the Interim Consolidated Financial Statements and Notes thereto included elsewhere herein. The Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP.

The Company is a development stage company engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rand Cam/Direct Charge Engine ("RC/DC Engine" or “RadMax® / Rand Cam™”). The worldwide marketing and intellectual rights, other than in the U.S., are held by Rand Energy Group Inc., a subsidiary of the Company.  The Company owns 5.7 million (directly or indirectly) shares of REGI U.S., Inc. (“REGI”) (a U.S. public company), and formerly controlled the Company by way of a voting trust arrangement, which was cancelled on April 30, 2008.

REGI U.S., Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI U.S., Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology. As at October 31, 2008 Rand Energy Group Inc. owes Reg Technologies $1,870,536 (April 30, 2008 - $2,609,079) which will be fully repaid prior to royalty obligations due, and prior to dividends being paid to the owners of Rand Energy Group Inc.

The Company’s direct investment in REGI U.S. Inc., together with its 51% ownership in Rand Energy Group Inc., gives it control over approximately 5,700,000 shares of REGI U.S. Inc., which shares had a value of approximately US$1,311,000 as of December 29, 2008. The Company can sell, through a registered broker, up to 224,000 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90-day period.

Results of Operations for the six months ended October 31, 2008 (“2008”) as compared to the six months ended October 31, 2007 (“2007”)

The Company had a consolidated net loss of $325,245 in 2008 as compared to consolidated net loss of $394,212 for the same period in 2007. This decrease in net loss is mainly due to the deconsolidation of a subsidiary on April 30, 2008 and the exchange fluctuations as a result of a weakening Canadian dollar.  Stock-based compensation decreased by $199,843 to $31,241 in 2008 as there were less options issued in 2008, while wages decreased by $112,652 to $29,200 in 2008 compared to $141,852 in 2007. Gain on issue by investee of its own shares decreased by $170,534 from $170,534 in 2007 to $nil in 2008. Since the Company de-consolidated a former subsidiary and now accounts for it as equity investment, non-controlling interest decreased by $603,379 to $nil in 2008.  Research and development decreased by $55,055 from $124,243 in 2007 to $69,188 in 2008 and travel and promotion decreased by $96,826 from $102,543 in 2007 to $5,717 in 2008.  This net decrease in operating expenses is a result of decreased activities in the Company.  Foreign exchange changes decreased by $123,321 from $67,376 in 2007 to ($55,945) in 2008 due to the weak Canadian dollar.

Financing Activities

The Company’s cash position as at October 31, 2008 was $13,657. The Company plans to raise funds further through REGI U.S., Inc. equity financings and through the sale of REGI U.S., Inc. shares on the open market.

Nature of the Company’s Operations

The Company is developing for commercialization an improved axial vane type rotary engine known as the Rand Cam™/RadMax® rotary technology (the "Technology" or the “Rand Cam™/RadMax® Engine”), used in the design of lightweight and high efficiency engines, compressors and pumps. The RadMax® engine has only two moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. REGI U.S., Inc. and Reg Technologies Inc., are currently designing and testing prototype RadMax® diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications.

The world-wide marketing and intellectual rights, other than the U.S., are held by Reg Technologies Inc.. REGI U.S., Inc. owns the U.S. marketing and intellectual rights and has a project cost sharing agreement, whereby it will fund 50% of the further development of Rand Cam™ Engine and Reg Technologies Inc. will fund 50%.

To date, several prototypes of the Rand Cam™/RadMax® Engine have been tested and additional development and testing work is continuing. We believe that such development and testing will continue until a commercially feasible design is perfected. There is no assurance at this time, however, that such a commercially feasible design will ever be perfected, or if it is, that it will become profitable. If a commercially feasible design is perfected, we do, however, expect to derive revenues from licensing the Technology relating to the Rand Cam™/RadMax® Engine regardless of whether actual commercial production is ever achieved. There is no assurance at this time, however, that revenues will ever be received from licensing the Technology even if it does prove to be commercially feasible.

We believe that a large market would exist for a practical rotary engine which could be produced at a competitive price and which could provide a good combination of fuel efficiency, power density and exhaust emissions.

Based on the market potential, we believe the Rand Cam™/RadMax® Engine is well suited for application to internal combustion engines, pumps, compressors and expansion engines. The mechanism can be scaled to match virtually any size requirement. This flexibility opens the door to large markets being developed.

We have tested the Rand Cam™/RadMax® technology for interested customers who are wanting a license agreement.  To date we have granted an option for a license for certain applications for a Fortune 1000 company who are evaluating the RadMax® design and are currently assisting in the development at no cost to the Company.

Progress Report from August 1, 2008 to December 22, 2008

On October 7, 2008 Robert Grisar, REGI U.S.’s Vice President of Engineering for the RadMax® / Rand Cam™ technology, was appointed as a new member of Reg Technologies Inc.’s board of directors.  This appointment increases the number of board members from four to five.

Mr. Grisar has more than 30 years of progressive engineering experience designing and implementing electronic and mechanical systems for the US Department of Defense and related agencies including airborne radar for fixed and rotary wing aircraft, shipboard-submarine-and torpedo sonar, and line-of-sight, meteor burst, and satellite communications systems. His commercial experience includes designing and implementing user interface and software for medical imaging and diagnostic systems. Previously, he was responsible for the Astrospace design, fabrication, test, and implementation of the thermal protection system for Space Shuttle solid rocket boosters. Most recently, Mr. Grisar directed MILPARTS (Military Parts Reinvention Network), which continues to reinvent, produce, and deliver military system repair and spare parts for legacy defense systems.

Also on October 7, 2008 Paul L. Porter was appointed Engineering Chief for REGI U.S., Inc.  Mr. Porter, of Spokane, Washington, has extensive experience as an expert mechanical engineer in the manufacturing and designing of seals.  Mr. Porter was the founder and President of JetSeal, Inc., a manufacturing engineering tool and producing design firm.  Previously, he was a manufacturing manager for Parker Seal Group, a Fortune 500 Company.  Mr. Porter will focus on the manufacturing of the seals for the RadMax® design for a diesel engine application, which is currently in the evaluation stage.

On October 30, 2008 the detailed design review of RadMax® diesel engine models and drawings developed using the Solid Works CAD/CAM/CAE package was completed. The improved design integrates features to simplify mechanical interfaces, reduce friction, and improve sealing.  We anticipate the next step is the fabrication of prototype RadMax® diesel engine hardware, and commence testing to prove the RadMax® technology to several interested potential partners.  The initial test program will validate all seals functions, friction, and mechanical interfaces. The second phase will include fueled tests at a subcontracted facility to verify RPM, torque, and related values for fuel, air, and exhaust.
In December 2008, REGI engineering commenced the detailed design modeling and analysis for the RadMax® diesel engine using COSMOS, a design and analysis tool, verifying and improving the design with respect to stress (finite element analysis), temperature (thermal analysis), and material properties (metallurgy). The analysis will be applied against all RadMax® design components including the rotor, cam, stator, vanes, and seals.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue	Net Earnings (Loss)
		$		Per Share	Diluted per share
October 31, 2008	$nil		(166,446)	(0.01)	(0.01)
July 31, 2008	$nil		(158,799)	(0.01)	(0.01)
April 30, 2008	$nil		228,188	0.01	0.01
January 31, 2008	$nil		(314,121)	(0.01)	(0.01)
October 31, 2007	$nil		(332,545)	(0.01)	(0.01)
July 31, 2007	$nil		(61,667)	–	–
April 30, 2007	$nil		(389,788)	(0.02)	(0.02)
January 31, 2007	$nil		(320,428)	(0.01)	(0.01)

Liquidity and Capital Resources

In the past, we have derived most of our development and operating capital primarily from the issuance of our capital stock and our former subsidiary REGI U.S., Inc.  We have also caused our subsidiary, Rand Energy Group Inc. to sell shares it owned in REGI U.S., Inc. Reg Technologies, Inc. also indirectly and directly owns approximately 5,700,000 shares of REGI U.S., Inc. with a value of US $1.311 million at December 29, 2008.

We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity

During the quarter ended October 31, 2008, we financed our operations and received $97,906 by:

(i)	net advances from companies affiliated with the President of the Company in the amount of $41,906. These amounts are unsecured, non-interest bearing and due on demand;
(ii)	issuing shares for $56,000;

During the six months ended October 31, 2008, we used cash in the amount of $338,538 on operating activities as compared to $866,306 for the same period last year. We also generated cash of $92,324 from investing activities through the sale of our investee’s shares in the open market offset by advances to the investee and other affiliates of $290,223.

Our cash position has increased to $13,657 at October 31, 2008 as compared to $10,397 at October 31, 2007.

Related Party Transactions

The Company shares office space, staff and service providers with a number of private and public companies with several directors in common. The amounts owed by related parties, totalling $59,338 (April 30, 2008 - $16,491) are unsecured, non-interest bearing and due on demand. The amounts owed by REGI U.S., Inc. (the “investee”) totalling $315,217 (April 30, 2008 - $112,312) are unsecured, non-interest bearing and due on demand. These amounts owing by the investee represent the outstanding payment of the investee’s portion of development costs to the Company for the RadMax® Engine. These parties are related due either parties acting as officers or directors of the Company or due to the President of the Company controlling or significantly influencing the related companies.

The Company incurred the following related party transactions:

a)
During the six-month period ended October 31, 2008, fees in the aggregate of $172 (2007 - $28,907) for legal services have been paid or are payable to a professional law firm in which the partner of the law firm is an officer and director of the Company.

b)	During the six-month period ended October 31, 2008, rent of $6,524 (2007 - $6,222) was paid to a company having common officers and directors.

c)	During the six-month period ended October 31, 2008, project management fee of $14,573 (2007 - $15,703) were paid to a company having common officers and directors.

d)
During the six-month period ended October 31, 2008, administrative fees, consulting fees, and management and directors’ fees were paid to officers, directors and companies controlled by officers and directors totalling $63,906 (2007 - $32,378) for services rendered.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosures concerning the Company’s research and development costs, deferred development costs and general and administrative expenses are provided as follows:

During the quarter ended October 31, 2008, the Company incurred the $38,878 in research and development.

Outstanding Share Data

The Company’s authorized share capital consists of:

50,000,000	Common shares without par value
10,000,000	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000	Class A non-voting shares without par value. Special rights and restrictions apply.

There were no Preferred shares nor Class A non-voting shares issued and outstanding.  As at October 31, 2008, there are 25,257,927 common shares issued and outstanding of which 217,422 shares are treasury stock owned by the Company.

Options outstanding at October 31, 2008 are as follows:

Exercise price ($)	Number of Shares

0.30	750,000
0.19	250,000
0.14	25,000
0.40	400,000

1,425,000

Controls and Procedures

The Company’s management has evaluated the effectiveness of Reg Technologies, Inc.’s disclosure controls and procedures and has concluded that such disclosure controls and procedures are effective for the year ending April 30, 2008.  No changes were made in internal controls over financial reporting during the quarter ended October 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Caution on Forward-Looking Statements

Certain statements contained in this quarterly report on Form 51-102F1 constitute "forward-looking statements." These statements, identified by words such as “plan,” "anticipate," "believe," "estimate," "should," "expect" and similar expressions include our expectations and objectives regarding our future financial position, operating results and business strategy. These statements reflect the current views of management with respect to future events and are subject to risks, uncertainties and other factors.  The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and those described in the Company’s Form 20-F for the fiscal year ended April 30, 2008, and other current reports, filed with the Securities and Exchange Commission, available at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this document are made as at the date of this document and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.
A copy of this MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com